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                 October 21, 2022

       Anthony Coniglio
       President, Chief Executive Officer and Director
       NewLake Capital Partners, Inc.
       50 Locust Avenue
       First Floor
       New Canaan, CT 06840

                                                        Re: NewLake Capital
Partners, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 14,
2022
                                                            File No. 333-267894

       Dear Anthony Coniglio:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              James V. Davidson, Esq.